SPIRIT OF AMERICA INVESTMENT FUND, INC.

477 Jericho Turnpike

Syosset, New York 11791

David Lerner Associates, Inc.

477 Jericho Turnpike

Syosset, New York 11791

To Whom It May Concern:

Reference is made to the Operating Expenses Agreement (the “Agreement”) between the Spirit of America Investment Fund, Inc. (the “Company”) and Spirit of America Management Corp. (the “Advisor”) dated February 24, 1999.

The Company requests that you limit each Fund’s operating expenses (as defined in Paragraph 2 of the Agreement) to the annual rate of total operating expenses specified in the Amended Appendix A to the Agreement attached hereto.

This Amendment to the Agreement will remain in effect until April 30, 2019, and may be renewed by the Board of Directors annually thereafter.

Please indicate that the foregoing and the attached is in accordance with your understanding and accept these terms, by signing and returning to us the enclosed copy hereof.

Sincerely,

Spirit of America Investment Fund, Inc.

/s/ David Lerner
David Lerner
President

Spirit of America Management Corp.

Accepted:	/s/ David Lerner

Amended Appendix A

This Amended Appendix A, dated as of February 28, 2018, and effective April 30, 2018, restates Exhibit A to the Operating Expense Agreement dated February 24, 1999, between Spirit of America Investment Fund, Inc. and Spirit of America Management Corp.

SPIRIT OF AMERICA INVESTMENT FUND, INC.

Fund	Fee
Spirit of America Municipal Tax Free Bond Fund, Class A Shares	0.90%
Spirit of America Municipal Tax Free Bond Fund, Class C Shares	1.75%
Spirit of America Income Fund, Class A Shares	1.10%
Spirit of America Income Fund, Class C Shares	1.85%
Spirit of America Income & Opportunity Fund, Class A Shares	1.25%
Spirit of America Income & Opportunity Fund, Class C Shares	2.00%